Exhibit 1.10

For More Information:
Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Provides Update on Share Buy Back

CDC Corporation and its Subsidiaries Have Purchased an Aggregate Total of Approximately 1.1
Million Shares of CDC Common Stock, Since the Beginning of 2009

HONG KONG, ATLANTA, March 27, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that the company and its subsidiaries purchased an aggregate total of approximately 1.1 million shares of CDC common stock since the beginning of 2009, at an average price of approximately $0.83 per share. Over the last 12 months, CDC has purchased approximately 1.7 million shares at an average price of approximately $1.38 per share.

Also, over the last 12 months, directors and officers purchased a net amount of approximately 180,000 shares at an average price of approximately $2.27 per share.

“Despite the economic backdrop, we are confident in the long-term strategy and prospects for our core businesses, and we continue to believe CDC Corporation shares are significantly undervalued by the investment community,” stated Peter Yip, CEO of CDC Corporation. “Despite the fact that we have been successfully buying back our debt and expect to begin taking advantage of discounted assets through our mergers and acquisitions strategy, we remain committed to shareholders through our buy back plan.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding our strategies, prospects and businesses, our beliefs regarding the value of the shares of CDC Corporation and the investment community’s perception thereof, our expectations and intent regarding mergers and acquisitions strategies and our continued commitment to our share buy-back plan, our expectations regarding any future negotiations with holders of our 3.75% Senior Exchangeable Convertible Notes Due 2011, our beliefs regarding our future financial condition and prospects and other forward-looking statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. No prediction is made as to any other impact, if any, on the assets and liabilities reported in the Company’s financial statements for the year ending December 31, 2008. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2007, as originally filed with the SEC on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.